Hatteras Alternative Mutual Funds Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

September 6, 2012

VIA EDGAR TRANSMISSION

Mr. Chad Eskildsen
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington, D.C. 20549

Re:	HATTERAS ALTERNATIVE MUTUAL FUNDS TRUST (the “Trust”)
Securities Act Registration No: 333-86348
Investment Company Act Registration No: 811-21079
Hatteras Alpha Hedged Strategies Fund (S000005161)
Hatteras Hedged Strategies Fund (S000032041)
Hatteras Long/Short Debt Fund (S000032039)
Hatteras Long/Short Equity Fund (S000032040)
(each a “Fund”, collectively the “Funds”)

Dear Mr. Eskildsen:

This correspondence is being filed in response to the oral comments given to U.S. Bancorp Fund Services, LLC on September 4, 2012 regarding the review of the Trust’s most recent annual report dated December 31, 2011 and filed on Form N-CSR on March 12, 2012.

In connection with this response to the comments made by the staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff regarding annual reports for registered investment companies filed on Form N-CSR, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the reports;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

1.	SEC Comment: The Staff requests that the Hatteras Beta Hedged Strategies Fund’s series and class identifiers be rendered inactive since the Fund ceased operations in 2011.

Response:  The Trust responds by stating that the Fund’s series and class identifiers will be rendered inactive now that the Fund’s final Form N-PX filing for the period of 7/1/2011 to 6/30/12 is complete.

2.
SEC Comment:  With respect to the Hatteras Long/Short Equity Fund and Hatteras Long/Short Debt Fund, the Staff notes that other than cash reserve positions, each Fund invests solely in a single series of Underlying Funds Trust, giving the appearance that the Funds are operating in a master/feeder structure.  Please identify the specific provision of Section 12 of the Investment Company Act of 1940, as amended (the “1940 Act”), that the Funds are relying upon when investing in their respective single series of Underlying Funds Trust.  Additionally, the Staff notes that the shareholders of the Funds do not currently have access to the financial statements of the underlying series of Underlying Funds Trust in which each Fund invests, unless they search on the Commission’s EDGAR website.  Please consider providing the Underlying Funds Trust’s financial statements on the Funds’ website and reference this availability in the Funds’ future shareholder reports.

Response:  The Trust responds by stating that, consistent with the disclosure found in the Funds’ prospectus, the Funds are not currently operating in a master/feeder structure.  Rather, the Funds are operating consistent with Section 12(d)(1)(G) and Rule 12d1-2 of the 1940 Act, as the principal strategies for each Fund allow the Fund to also invest in other non-affiliated investment companies, including exchange-traded funds.  The Trust additionally responds that, though not required, the financial statements of Underlying Funds Trust will be made available as soon as possible on the Funds’ website and reference to this availability will be added to the Notes to the Funds’ future shareholder reports.

3.	SEC Comment: Separately, the Staff noticed that the Annual Report on Form N-CSR for Underlying Funds Trust did not include the disclosure required by Item 17(a)(1).

Response:  The Trust responds by stating that future Annual Reports on Form N-CSR for Underlying Funds Trust will include the required disclosure.

If you have any questions regarding the enclosed, please do not hesitate to contact Jeanine M. Bajczyk, Esq. of U.S. Bancorp Fund Services, LLC at (414) 765-6609.

Very truly yours,

/s/ J. Michael Fields

J. Michael Fields
Secretary
Hatteras Alternative Mutual Funds Trust